Gary R. Henrie
Attorney at Law
486 W. 1360 N.                                                                                                                                                                                                                                                                                                                                                                                                                       Telephone:  801-310-1419
American Fork, UT  84003                                                                                                                                                                                                                                                                                                                                                                                             E-mail:  grhlaw@hotmail.com

November 5, 2015

U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.20549

Re: Blue Sky Media Corporation
       Registration Statement on Form S-1
       Filed November 2, 2015
       File No. 333-207741

To Whom It May Concern:

Blue Sky Media Corporation (the “Company”) desires to withdraw its registration statement on Form S-1 which was filed on November 2, 2015.  Subsequent to the filing, the Company determined it was not prepared to go forward with the filing at this time and that there were additional components that it wanted to be a part of the registration.  Accordingly, the above referenced registration was premature and we request that it be withdrawn.

Very truly yours,

/s/ Gary R. Henrie

Gary R. Henrie
Securities Counsel
Blue Sky Media Corporation

ACDKNOWLEDGED AND AGREED

/s/ Robert F. Gruder

Robert F. Gruder
Chief Executive Officer
Blue Sky Media Corporation